Contact

www.linkedin.com/in/lucianne-kempton-91820429 (LinkedIn)

Top Skills

Aspen Plus
SAP
Matlab

Lucianne Kempton

CEO at Inevitable Technology
San Jose, California, United States

Summary

I'm an engineer turned entrepreneur with over a decade of experience across industries like petrochemicals, consumer manufacturing, biopharmaceuticals, and agtech. My work has focused on scaling innovative technologies and improving complex systems.

I currently lead Inevitable as CEO, where we're tackling food waste by rethinking plant propagation technology. By addressing inefficiencies at the very start of the growing process, we aim to make agriculture more sustainable and resilient.

In past roles, I've worked on large-scale manufacturing and process optimization, learning how to solve tough problems and build strong, effective teams. I'm focused on finding practical solutions to global challenges and excel in roles that combine strategic vision, hands-on execution, and teamwork. If you're working on something similar, let's connect.

Experience

Inevitable

2 years 11 months

Chief Executive Officer

December 2023 - Present (2 years 4 months)

Inevitable Technology empowers farmers to meet rising food demand and combat crop loss through groundbreaking innovations in plant propagation. The company's technology platform reduces cycle time from seed to harvest by 26%, requires four times less space than traditional methods, supports over 250 crop types, and has already produced millions of disease-free seedlings. Built on the belief that eliminating food waste must begin at the root of the agricultural value chain, Inevitable Technology's Grow Core system helps plants to thrive from the very start and allows growers to produce more food using fewer resources.

Chief Operating Officer
July 2023 - December 2023 (6 months)

Senior Vice President Operations
May 2023 - July 2023 (3 months)

Iron Ox
3 years 9 months

Vice President Operations
December 2022 - May 2023 (6 months)
San Francisco Bay Area

Director Of Operations
January 2022 - December 2022 (1 year)
San Francisco Bay Area

Head of Facility Operations
July 2020 - January 2022 (1 year 7 months)
San Francisco Bay Area

Facility Operations Manager
September 2019 - July 2020 (11 months)
San Francisco Bay Area

GSK
4 years 9 months

Facility Controls Manager
January 2019 - August 2019 (8 months)
Greater Philadelphia Area

Managed electrical infrastructure and distribution for emergency, uninterruptible, and normal power feeds for utility and production suites

Managed Building Automation Systems support for utility generation and distribution operations

Lead metrology support services for utility, production, and lab analytical suites

Sr. Plant Engineer
November 2015 - December 2018 (3 years 2 months)
Greater Philadelphia Area

Managed electrical, HVAC, BAS, fire protection, and fire alarm design as lead utility engineer for major retrofit project to deliver flexible manufacturing suite.

Managed demolition and construction activities for retrofit project to ensure safe, timely, and cost-effective project execution.

Supervisor of the Maintenance Systems Team that managed engineering spare parts, SAP system for plant maintenance, all vendor contracts for execution of utility maintenance, and data maintenance improvements.

Led L1 and L2 audits for site quality systems, validation, and facility engineering in addition to making system improvements to drive standard execution of engineering and quality tasks at site.

Led capital improvement projects for non-GMP and GMP critical utilities including a natural gas main, flow meters, biosafety cabinet upgrades, and ultra-low temperate freezer units to improve current capacity at site and ensure equipment redundancy.

Process Engineer
December 2014 - November 2015 (1 year)
Greater Philadelphia Area

Delivered and sustained an Equipment Reliability Program for the Biopharm sites of GSK to ensure production, quality, maintenance, and engineering take a proactive approach to strengthening equipment life cycles.

Built the Spares Part Management process at site to ensure adherence to engineering compliance, traceability of critical materials on site from goods receipt to issuance on equipment, and inventory tracking to drive costs on hand to a minimum.

Led capital improvement projects to add redundancy in cold storage for the labs and upgraded all bioreactor/fermenter mechanical seals on site effectively driving all quality impacts from mechanical seal failure to zero.

Procter & Gamble
1 year 11 months

Line Leader
May 2014 - November 2014 (7 months)
Hunt Valley Md

Executed new product initiative with 85% process reliability for packaging line by leading internal manufacturing capability improvements

Owner of Centerline Autonomous Maintenance system for the Hunt Valley site including the
Daily Management System, Health checks for each packaging line, and training packages

Implemented rollout of new Pay and Progression system for direct reports as line manager

Process Engineer
January 2013 - September 2014 (1 year 9 months)
Hunt Valley, MD

Created and trained sustainable manufacturing standards for all shift teams to build Equipment
Ownership and drive a zero loss mentality on the manufacturing floor

Led new drug product initiatives by organizing and renewing Standard Operating Procedures,
Current Best Approaches, Installation and Operation Qualifications, Product Qualifications,
Cleaning Validations, Packaging Validations

Delivered business need of $65,000 in Scrap & Waste and $85,000 in Supplies & Expense by
leading equipment improvement projects and revalidating current cleaning processes on
reportingmanufacturing line

Led improvement projects for process reliability on packaging lines to create robust operational
equipment and systemic standards to drive equipment availability

Johnson & Johnson
Facilities and Engineering Co-op
May 2010 - August 2011 (1 year 4 months)
Fort Washington

Prepared current calibration and maintenance Standard Operating Procedures (SOPs) in preparation for new liquid dose manufacturing lines

Utilized Systems, Applications, and Products in Data Processing (SAP) to perform quality notifications for Liquids Department in compliance with the FDA

Mapped out fire extinguishers, safety showers, and eyewashes with Environmental Health & Safety to be used by Facilities Department

Prepared and reviewed traceability matrices to consolidate master data for the Fort Washington Plant in compliance with the FDA

Education

Villanova University
Master of Business Administration - MBA, Strategic Management, Analytics · (2017 - 2019)

University of Pittsburgh
BS, Chemical and Petroleum Engineering · (2008 - 2012)